UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

United Retail Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(together with the associated right to purchase

one one-hundredth of a share of

Preferred Stock, $.001 par value per share)

(Title of Class of Securities)

911380103

(CUSIP Number)

Raphael Benaroya

c/o United Retail Group, Inc.

365 West Passaic Street

Rochelle Park, NJ 07662

(201) 909-2000

(Name, Address and Telephone Number of Person Authorized to Receive Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 911380103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

RAPHAEL BENAROYA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)
(b) X

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)

[	]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

7.	NUMBER OF SOLE VOTING POWER:

2,693,924 – See Item 5

8.	SHARED VOTING POWER:

0

9.	SOLE DISPOSITIVE POWER:

2,693,924 - See Item 5

10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,693,924 – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3% - See Item 5

14.	TYPE OF REPORTING PERSON:

IN

SCHEDULE 13D

This Amendment No. 15 amends and supplements the Schedule 13D originally filed on July 12, 1993 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The reporting person intends to dispose of a minority portion of the Shares owned by him for the purpose of financial diversification, in the open market, in privately negotiated transactions or in an underwritten secondary offering pursuant to currently existing registration rights or otherwise. Any such actions will depend upon, among other things, the price levels, market liquidity and availability of offers for Shares; general market, economic and other conditions; alternative investment opportunities available to the reporting person; and other developments.

Except as set forth under this Item 4 as amended and supplemented, the reporting person has no present plans or proposals in his capacity as a stockholder that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)

The reporting person may be deemed to beneficially own an aggregate of 2,693,924 Shares, including 362,000 Shares which the reporting person has the right to acquire within 60 days upon the exercise of stock options and 75,000 shares of restricted stock, the disposition of which is subject to satisfying a vesting schedule that starts on August 18, 2009.

Further, an additional 279,870 Shares (not included as Shares beneficially owned by the reporting person) are held in a deferred compensation account under the United Retail Group, Inc. Supplemental Retirement Savings Plan (“SRSP”) for his benefit.

The 2,693,924 Shares beneficially owned by the reporting person represent 17.3% of the issued and outstanding Shares, determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

The aggregate number of Shares beneficially owned by the reporting person excludes 17,000 Shares donated to and held by a private charitable foundation and a total of 44,000 Shares given to his married children, as to which the reporting person disclaims beneficial ownership.

(b)

The reporting person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,693,924 Shares, provided, however, that the disposition of 75,000 of these shares is subject to satisfying a vesting schedule that starts on August 18, 2009 and provided, further, that the total includes vested options to purchase 362,000 Shares. In addition, the reporting person has the right to request (but not direct) that the 279,870 additional Shares held in the SRSP be disposed of by the trustee under the SRSP, ADP Investor Services.

(c)	The reporting person did not effect any transaction involving Shares during the last 60 days.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting person except with respect to Shares pledged to secure payment of indebtedness of the reporting person on a margin account with a brokerage firm. Further, the 279,870 Shares held by the SRSP (not included as Shares beneficially owned by the reporting person) are the property of the Issuer and are subject to the claims of corporate creditors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2006

By: /s/ RAPHAEL BENAROYA
Name: Raphael Benaroya